October 1, 2008

PRIVATE & CONFIDENTIAL

Delivered via email to Darren Wallace at dwallace@cormark.com

Cormark Securities Inc.
Royal Bank Plaza, 200 Bay Street
Suite 2800, South Tower
Toronto, ON M5J 2J2

Attention:     Darren Wallace

Dear Sir,

Re:

Proposed Acquisition of Dalradian Gold Limited

Further to our letter dated August 29, 2008 and subsequent discussions, this letter sets out the principal terms upon which C3 Resources Inc. ("C3", "we" or "our") offers to acquire (the "Acquisition") all of the outstanding shares (and other securities, if any)(the "Purchased Securities") of Dalradian Gold Limited ("Dalradian") from Tournigan Energy Ltd.

("Tournigan"). Upon acceptance of this offer by Tournigan, the resulting agreement (the "Agreement") is intended to be and shall be binding upon us and Tournigan.

(i)

Structure

The Acquisition will be structured as a purchase of all of the issued and outstanding shares (and other securities, if any) of Dalradian from Tournigan, such that at closing of the Acquisition 100% of the issued and outstanding shares (and other securities, if any) of Dalradian will be tendered to us for the Purchase Price (as defined below).

(ii)

Purchase Price and Payment Terms

The total purchase price (the "Purchase Price") shall be $13,000,000 (subject to adjustment as provided herein), to be paid by us as follows:

(a)

$375,000 by certified cheque, bank draft or other means of immediately available funds, as a non-refundable deposit (the "Deposit") payable within one business day after Tournigan’s acceptance, execution and delivery of this Agreement (the "Acceptance Date");

October 1, 2008

(b)

$6,500,000 (less the amount of the Deposit and interest accrued thereon, and any Extension Payment (as hereinafter defined)), by certified cheque, bank draft or other means of immediately available funds at closing;

(c)

if C3 wishes to increase exploration and development expenditures beyond the Two Drillhole Program (as hereinafter defined), it will fund such expenditures directly through a non-interest bearing forgivable loan to Dalradian (the "C3 Loan"). The "Two Drillhole Program" is defined as the completion of drillholes CT-56a and CT-57 to depths of approximately 625 m and the services of Aurum Exploration Services Ltd. until the end of November, 2008. Tournigan will consult with C3 on all expenditures following the Acceptance Date; and

(d)

$6,500,000 by the issuance of a convertible redeemable note having the following terms (the "Note"):

(i)

the Note will be secured by all of the issued and outstanding shares of Dalradian;

(ii)

the Note will be due one year after the Closing Date (as hereinafter defined), but may be prepaid in cash at any time by C3, together with accrued interest, if any;

(iii)

the Note will not bear interest for the first six months following the Closing Date, and will thereafter bear interest at a rate of 10% per annum, compounded monthly;

(iv)

the Note will be convertible at any time at Tournigan’s option into shares of C3 (or the resulting issuer created pursuant to a reverse take-over transaction presently contemplated by C3) (the "Shares"), or will be convertible into Shares at any time at the option of C3 or such resulting issuer following the completion of any transaction which results in the listing of the Shares on the TSX Venture Exchange, the Toronto Stock Exchange, or such other stock exchange as may be agreed to by the parties; and

(v)

the issue price for the Shares issuable on conversion of the Note shall be equal to the price of the common shares (or the securities convertible into or exchangeable or exercisable for common shares) to be offered and sold by C3 under the Offering (as hereinafter defined), provided that the gross proceeds of the Offering are not less than $4,000,000, and if the Offering does not take place or if the gross proceeds of the Offering are less than $4,000,000 and C3 wishes to convert the Note under the terms of the preceding paragraph, the conversion price shall be $0.40, being the price at which C3 is currently completing a private placement financing.

(e)

Three days prior to the Closing Date, Tournigan will deliver to C3 a balance sheet (the "Closing Balance Sheet") containing a good faith estimate of Dalradian’s assets and liabilities as at the Closing Date, which shall be subject to C3’s review and approval, which shall not be unreasonably withheld or delayed. The parties will adjust the amount of the Note to reflect Dalradian’s working capital indicated in the Closing Balance Sheet. 90 days following the Closing Date, C3 will deliver to Tournigan a balance sheet prepared by C3 and its certified public accounting firm in accordance with Canadian GAAP indicating Dalradian’s assets and liabilities as at the Closing Date (the "Adjustment Balance Sheet"), and the parties will amend the amount owed under the Note to reflect the working capital position of Dalradian shown in the Adjustment Balance Sheet. Such amendment will be made within 14 days of receipt by Tournigan of the Adjustment Balance Sheet. If the parties are unable to agree upon the amount of such adjustment within such 14 day period, the matter will be referred to a nationally recognized firm of accountants agreed upon by the parties, acting reasonably, and the decision of such accountants shall be binding on the parties. For certainty, any C3 Loan will be excluded from the Adjustment Balance Sheet.

October 1, 2008

For greater certainty, the amounts payable in clause (a) and in section (vii) will not be refundable to C3 if the Acquisition is not completed, unless Tournigan is not prepared to complete the Acquisition on the terms and conditions set out in this Agreement. If the Acquisition is not completed, any C3 Loan granted to fund additional work will be forgiven by C3 and not subject to reimbursement by Dalradian.

Subject to receipt of all necessary approvals (including the approval of any stock exchange on which securities of C3 or the resulting issuer created pursuant to a reverse take-over transaction contemplated by C3 may then be proposed or listed for trading and other securities regulatory authorities), Tournigan will grant to C3 a right of first refusal to purchase the Shares issued upon conversion of the Note if, at any time and from time to time during the 24 months following completion of the Offering, it receives from an arm’s length third party an offer to purchase more than 10% of the Shares held by Tournigan. This right of first refusal will be exercisable by C3 for up to 48 hours after it receives from Tournigan detailed information relating to the third party offer. Tournigan will accept C3’s offer if it matches or exceeds the benefits set out in any such third party offer.

(iii)

Royalty

Upon completion of the Acquisition, Tournigan will be granted a 2% net smelter returns royalty on base metals production only in respect of licence DG-2/08.

(iv)

Offering

If Tournigan accepts the offer contained herein, C3 intends to undertake a private placement financing (the "Offering"). The net proceeds of the Offering will be used, in part, to satisfy payment of the cash portion of the Purchase Price payable at closing. Completion of the Offering will take place immediately before or concurrently with closing of the Acquisition; and closing of the Acquisition is conditional upon and subject to our successful completion of the Offering. We anticipate that Clarus Securities Inc. will act as lead or co-lead agent of the Offering. Cormark Securities Inc. may or may not also participate as an agent in the Offering.

We will commence preparations for the Offering immediately upon acceptance of this offer by Tournigan. Closing of the Offering is expected to be completed on or before December 17, 2008 (the "Closing Date").

October 1, 2008

(v)

Due Diligence

During the period commencing on the date of Tournigan’s acceptance of this offer and ending on the day prior to the Closing Date, each of C3 and Tournigan will allow the other party and its authorized representatives, including legal counsel and financial advisors, access to all information, books or records and other materials relevant for the purpose of completing business, legal, technical and financial due diligence investigations relevant to the Acquisition, including, but not limited to, all related books, contracts, financial statements, forecasts, financial projections, records, operating permits and licences and all other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever.

On or before 5:00 p.m. (Toronto time) on the date which is 30 days from the date of acceptance of this offer, or such other date as the parties may agree (the "Due Diligence Deadline"), each of Tournigan and C3 may deliver written notice (a "Termination Notice") to the other party that it is not satisfied with its primary due diligence investigations. If either C3 or Tournigan provides a Termination Notice in accordance with this paragraph, the Agreement will automatically terminate effective the date that the Termination Notice is given. If no Termination Notice has been delivered by either party to the other on or before the Due Diligence Deadline, the closing conditions in (viii) relating to due diligence will be deemed irrevocably to have been satisfied.

All information and documents so obtained will be kept confidential and the contents thereof will not be disclosed to any person without the prior written consent of the party providing such information and documents.

(vi)

Definitive Agreement

Upon acceptance of this offer, C3 and Tournigan will negotiate in good faith and enter into a definitive agreement of purchase and sale (the "Definitive Agreement") in respect of the Acquisition and such other agreements as may be necessary to give effect to the Acquisition in accordance with the terms of this Agreement (together with the Definitive Agreement, the "Transaction Documents"), and the Definitive Agreement will include usual and customary terms and conditions (including representations and warranties, covenants, conditions, indemnities and completion mechanics) for a transaction of the nature of the Acquisition. The initial draft of the Definitive Agreement will be prepared by our legal counsel.

Upon execution, the Definitive Agreement will supersede the Agreement formed by the acceptance of this Offer, and all Transaction Documents shall be in form and content satisfactory to the parties and subject to the approval of their respective boards of directors, acting reasonably.

(vii)

Completion Date

The parties will complete the Acquisition by December 17, 2008 (the "Completion Deadline"). At any time prior to December 17, 2008, C3 may extend the Completion Deadline until March 17, 2009 (the "Extended Completion Deadline") by paying Tournigan an additional nonrefundable deposit of $750,000 by certified cheque, bank draft or other means of immediately available funds (the "Extension Payment"). If the Acquisition is not completed by the Completion Deadline or the Extended Completion Deadline, as applicable, this Agreement shall be terminated.

October 1, 2008

(viii)

Closing Terms and Conditions

Our obligation to complete the Acquisition will be subject to the following material terms and conditions:

(a)

our satisfactory completion of our detailed business, technical, financial and legal due diligence with respect to the business, properties, assets, affairs and prospects of Dalradian;

(b)

the approval of C3’s board of directors;

(c)

the approval of the board of directors, any special committee and the shareholders of Tournigan, as appropriate;

(d)

the execution and delivery of the Definitive Agreement and all other Transaction Documents;

(e)

completion of the Offering;

(f)

receipt by the parties of all required third party consents to the completion of the Acquisition, including the issuance of the Note;

(g)

receipt by the parties of all required regulatory approvals in connection with the Acquisition and the issuance of the Note, including, without limitation, the TSX Venture Exchange;

(h)

our receipt of a satisfactory title opinion in respect of the properties of Dalradian, including the Curraghinalt Gold Project, and an opinion satisfactory to us and our legal counsel, acting reasonably, in respect of Dalradian and the Purchased Securities;

(i)

the continued operation of the business of Dalradian in the ordinary and normal course after acceptance of this offer and before closing of the Acquisition;

(j)

all inter-corporate and shareholder loans to which Dalradian is a party shall be repaid or otherwise settled before closing of the Acquisition;

(k)

resignations of all directors and officers of Dalradian and releases of claims of such persons and Tournigan in favour of Dalradian and C3;

(l)

Tournigan shall execute and deliver a written undertaking in our favour agreeing not to sell, transfer, assign, pledge or otherwise dispose of any Purchase Price Securities for a period of 90 days from the date of completion of the Acquisition, without our prior written consent;

(m)

at closing, there shall be no security interest, mortgage, lien or any other encumbrance on any of Dalradian’s assets;

(n)

Tournigan’s assuming responsibilities for all termination and/or severance obligations for any employees of Dalradian that we deem to be unnecessary; and

October 1, 2008

(o)

no additional bonuses, dividends or other payments to officers or shareholders of Dalradian being made or agreed to before closing without our consent.

Tournigan’s obligation to complete the Acquisition will be subject to the following material terms and conditions:

(a)

Tournigan’s satisfactory completion of our detailed business, technical, financial and legal due diligence with respect to the business, properties, assets, affairs and prospects of C3;

(b)

the approval of Tournigan’s board of directors;

(c)

the approval of the board of directors, any special committee and the shareholders of C3, as appropriate;

(d)

the execution and delivery of the Definitive Agreement and all other Transaction Documents;

(e)

receipt by the parties of all required third party consents to the completion of the Acquisition, including the issuance of the Note;

(f)

receipt by the parties of all required regulatory approvals in connection with the Acquisition and the issuance of the Note, including, without limitation, the TSX Venture Exchange;

(g)

receipt by Tournigan of an opinion satisfactory to Tournigan and its legal counsel, acting reasonably, respecting the issuance of the Note and the issuance and resale of any Shares issued upon its conversion; and

(h)

the continued operation of the business of C3 in the ordinary and normal course after acceptance of this offer and before closing of the Acquisition.

(iv)

Expenses

Except as otherwise provided herein, all costs and expenses, including legal, accounting and other professional fees and expenses, relating to the Acquisition, including expenses related to the preparation, execution and delivery of this offer, the Definitive Agreement and any other Transaction Documents, will be borne by the party incurring such expenses. Any costs and expenses incurred by Dalradian shall be paid by Tournigan.

October 1, 2008

(ix)

Break Fee

Tournigan acknowledges that C3 will incur significant costs, fees and expenses in pursuing its due diligence investigations, the negotiation of the Definitive Agreement and completion of the Acquisition. If Tournigan is not prepared to complete the Acquisition on the terms and conditions set out herein, Tournigan will pay to us by wire transfer of immediately available funds an amount equal to $375,000 (the "Break Fee") and will refund the Deposit and the Extension Payment as applicable within five business days after the earlier of: (1) its withdrawal from negotiations; and (2) the Completion Deadline or the Extended Completion Deadline, as applicable.

(x)

Exclusive Dealings

Tournigan agrees to deal exclusively with us from the date of its acceptance of this Agreement up to and including the earlier of the date on which the Definitive Agreement is executed and delivered by the parties and the Completion Deadline, and further agrees not to, without our prior written consent, take any direct or indirect action to solicit, initiate, encourage, engage in or respond to any enquiries regarding any agreement or commitment involving all or any material part of the assets of Dalradian or providing for the issuance of any securities of Dalradian or providing for the transfer by Tournigan of any of the securities of Dalradian to any person other than C3, if such agreement or commitment does or would, in our reasonable opinion, preclude the completion of the Acquisition; and shall not permit Dalradian to take any similar action. If there is a breach of this section (x), we agree that our only remedy shall be payment by Tournigan to us of the Break Fee.

(xi)

Termination

This Agreement (other than the provisions as to confidentiality and exclusivity) shall terminate:

(a)

upon the written mutual agreement of C3 and Tournigan;

(b)

upon delivery by either party of a Termination Notice on or before the Due Diligence Deadline;

(c)

upon written notice by C3 to Tournigan if there is, in the sole discretion of C3, a Material Adverse Change (as hereinafter defined) in Dalradian on or before the Completion Deadline or the Extended Completion Deadline, as applicable;

(d)

upon written notice by Tournigan to C3 if there is, in the sole discretion of Tournigan a Material Adverse Change in C3 on or before the Completion Deadline or the Extended Completion Deadline, as applicable; or

(1)

if the Acquisition has not been completed on or before the Completion Deadline or the Extended Completion Deadline, as applicable.

A "Material Adverse Change" means any event or change that has had or would be reasonably likely to have a material adverse effect on Dalradian or C3, as the case may be, and, for purposes hereof, material adverse effect means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of Dalradian or C3, as the case may be, other than any change, effect, event or occurrence: (a) relating to the global economy; (b) affecting the worldwide gold and base metals mining industry in general and which does not have a materially disproportionate effect on Dalradian or C3, as the case may be; or (c) resulting for changes in the price of gold and base metals.

October 1, 2008

(xii)

Public Announcements

C3 and Tournigan agree that there will be no public announcement or other disclosure of the Acquisition or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable law or by regulatory instrument, rule or policy based on the advice of counsel. If either C3 or Tournigan is required by applicable law or regulatory instrument, rule or policy to make a public announcement relating to the Acquisition, such party will provide as much notice to the other party as reasonably practicable, including the proposed text of the announcement.

(xiii)

Notices

Any notice required or permitted to be given under this Agreement shall be given in writing and transmittal by facsimile or delivered by one party to the other (the "Recipient") at the address indicated below and shall be deemed to have been given on the day on which it is delivered or sent by facsimile, provided that such day is a business day in the city in which the Recipient is located and such notice is s delivered or sent by facsimile before 5:00 pm. (local time of the Recipient). If a notice is not delivered or sent on a business day or is delivered or sent on or after 5:00 p.m. on such date, it shall be deemed to be given on the next business day.

  If to C3, to:

C3 Resources Inc.
73 Richmond Street West, Suite 503
Toronto, ON M5H 1Z4

Attention:     Andrew A. DeFrancesco, Chairman
Facsimile:      (416) 362-8121

  if to Tournigan, to:

Cormark Securities Inc. (on behalf of Tournigan Energy Ltd.)
Royal Bank Plaza, Suite 2800
200 Bay Street, PO Box 63
Toronto, ON M5J 2J2

Attention:     Darren Wallace, Director
Facsimile:      (416) 943-6496

(xiv)

Amendment

This Agreement may, at any time and from time to time, be amended by written agreement of the parties hereto.

October 1, 2008

(xv)

Assignment

Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party.

(xvi)

Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

(xvii)

Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

(xviii)

Currency

All dollar amounts referred to in this Agreement and all sums of money to be paid or calculated pursuant to this Agreement refer to and shall be calculated and paid in the currency of Canada.

(xix)

Entire Agreement

This Agreement is the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto.

(xx)

Time of the Essence

Time shall be of the essence in this Agreement..

(xxi)

Governing Law

The Agreement, the Definitive Agreement and each of the Transaction Documents shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to principles of conflicts of law. The parties hereby irrevocably and unconditionally attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

October 1, 2008

If you are in agreement with these terms and conditions, please have this letter executed and returned to the undersigned as soon as possible. The offer contained in this letter is open for acceptance until 5:00 p.m. (Toronto time) on October 2, 2008.

We look forward to pursuing this transaction with you.

Yours truly,

C3 RESOURCES INC.

/s/ "Andrew A. DeFrancesco"
Andrew A. DeFrancesco
Chairman

The above terms and conditions are hereby accepted on this 1st day of October, 2008 by,

TOURNIGAN ENERGY LTD.

By: /s/ "J. Hans Retterath"
Chief Financial Officer

(Name and Title of Signatory – please print)